UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	√	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	√

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	√

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telekomunikasi Indonesia Tbk
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Dewi Dewi Acting as VP Investor Relations

Date: September 11, 2019

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to Additional Information on Disclosure of Sale of PT Jalin Pembayaran Nusantara's Shares owned by PT Telkom Indonesia (Persero) Tbk to PT Danareksa (Persero).

PT TELKOM INDONESIA (PERSERO) TBK

INFORMATION TO INVESTOR

No. TEL. 157/LP 000/COP-I5000000/2019

Additional Information on Disclosure of Sale of PT Jalin Pembayaran Nusantara's Shares owned by PT Telkom Indonesia (Persero) Tbk to PT Danareksa (Persero)

In order to comply with the Bapepam-LK’s Regulation Number IX.E.1 regarding Affiliated Transaction and Certain Transaction with Conflict of Interest, we provide additional information in regard with Approach and Valuation Method used by Certified and Registered Public Valuer Ruky, Safrudin dan Rekan, as follows:

1.

Transaction Plan Analysis, in the form of identification of the parties that are involved in the Transaction Plan, analysis of terms and conditions of the Transaction Plan, analysis of benefits and risk of the Transaction Plan.

2.

Qualitative Analysis, in the form of analysis of the rationale and background of Transaction Plan, brief history of the Company’s and business activity, industry analysis, operational analysis, the Company’s business prospect and disadvantage of Transaction Plan.

3.	Quantitative Analysis, in the form of historical performance analysis, financial projection analysis, financial report proforma analysis, incremental analysis, and sensitivity analysis.
4.	Fairness Analysis, in the form of price fairness analysis of the Transaction Plan.

This information is additional to Affiliated-party Transaction Disclosure regarding Disclosure of Sale of PT Jalin Pembayaran Nusantara's Shares owned by PT Telkom Indonesia (Persero) Tbk to PT Danareksa (Persero) that was announced on June 21, 2019.

Sincerely yours,

/s/ Dewi

DEWI

Acting as VP Investor Relation

For further information please contact:

Investor Relations

PT Telkom Indonesia (Persero) Tbk

Tel.	: 62-21-5215109
E-mail	: investor@telkom.co.id
Website	: www.telkom.co.id

About PT Telkom Indonesia (Persero) Tbk

PT Telkom Indonesia (Persero) Tbk (“Telkom”) is the largest telecommunications and network provider in Indonesia.  The company offers a wide range of network and telecommunication services, including fixed wireline connections, cellular services, network and interconnection services, as well as internet and data communication services. Other than telecommunication services, it also operates multimedia businesses such as content and applications, completing its business portfolio which includes Telecommunication, Information, Media, Edutainment and Services (TIMES).  Its shares are traded on the Indonesia Stock Exchange (“IDX”) and the New York Stock Exchange (“NYSE”), using the TLKM and TLK tickers, respectively.

About PT Jalin Pembayaran Nusantara

PT Jalin Pembayaran Nusantara (“Jalin”) is Telkom Indonesia’s subsidiary with engaged in the field of payment services such as principal, switching, clearing and settlement activities.